Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 24, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on October 24, 2006, a copy of which is attached as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 23, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

October 24, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ESTABLISHMENT OF CHINA LIFE PROPERTY AND

CASUALTY INSURANCE COMPANY LIMITED

The Board announces that the Company and CLIC entered into the Promoters Agreement on 23 October 2006, whereby the Company and CLIC agreed to act as promoters to set up China Life Property and Casualty Insurance Company Limited, a property and casualty insurance company in the PRC for engaging in the business of insurances approved by the CIRC.

CIRC has approved the preparation for the establishment of China Life Property and Casualty Insurance Company Limited.

As CLIC is the controlling shareholder of the Company, CLIC is a connected person of the Company and therefore the Promoters Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios with regard to the Promoters Agreement is less than 0.1 per cent (0.1%), the transaction is exempt from reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

Reference is made to the announcement made by the Company on 13 March 2006 in relation to a preliminary agreement for the establishment of China Life P&C Company. The Board announces that the Company and CLIC entered into the Promoters Agreement on 23 October 2006, whereby the Company and CLIC agreed to act as promoters to set up China Life P&C Company.

China Life P&C Company will principally engage in insurance business, including property and casualty insurance, liability insurance, statutory liability insurance, credit and guarantee insurance, agricultural insurance, other property insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, other fund application business permitted under the PRC laws and other businesses approved by the CIRC.

China Life P&C Company will be set up in the form of a joint stock company with limited liability in accordance with the PRC Company Law. Its registered capital will be RMB1,000 million, divided into 1,000,000,000 ordinary shares. The Company will contribute RMB400 million, representing 40% of the registered capital. CLIC will contribute RMB600 million representing 60% of the registered capital. Unless both Parties agree in writing, a Party cannot transfer its shares in China Life P&C Company during the Lock-up Period.

The board of directors of China Life P&C Company shall initially comprise 5-15 directors, 60% of whom (other than the independent directors) shall be nominated by CLIC while the remaining 40% of whom shall be nominated by the Company. The Parties agree that China Life P&C Company shall not distribute or pay any dividends unless all solvency ratios of China Life P&C Company shall equal to or shall have exceeded the standard set by the CIRC.

Commission File Number 001-31914

CIRC has approved the preparation for the establishment of China Life Property and Casualty Insurance Company Limited.

As CLIC is the controlling shareholder of the Company, CLIC is a connected person of the Company and therefore the Promoters Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios with regard to the Promoters Agreement is less than 0.1 per cent (0.1%), the transaction is exempt from reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

DEFINITIONS

“Board”	the board of Directors;

“CIRC”	China Insurance Regulatory Commission;

“China Life P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock company with limited liability to be incorporated under the laws of the PRC pursuant to the terms of the Promoters Agreement;

“CLIC”	(China Life Insurance (Group) Company), known as (China Life Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on 22 August 1996 and, as the context may require, its subsidiaries (other than the Company);

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC and the H shares of which are listed on the Stock Exchange;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“Directors”	the directors of the Company;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Lock-up Period”	a period of 1 year from the establishment of China Life P&C Company;

“Parties”	parties to the Promoters Agreement, being the Company and CLIC, and a “Party” shall refer to any one of them;

Commission File Number 001-31914

“Promoters Agreement”	the promoters agreement entered into by the Company and CLIC dated 23 October 2006 in relation to the formation of China Life P&C Company;

“PRC”	the People’s Republic of China;

“Prospectus”	the prospectus of the Company dated 8 December 2003;

“Restructuring”	the restructuring of the businesses and operations transferred to the Company, as described in the section headed “The Restructuring” of the Prospectus;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises of:

Executive Directors:	Yang Chao, Wu Yan, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Hong Kong, 23 October 2006